CLIFFORD CHANCE US LLP

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VIA EDGAR

February 26, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549-0404

Attention: Mr. Jay Williamson, Esq., Division of Investment Management

Re:	Select Sector SPDR Trust

Post-effective amendment filed on July 24, 2015

File Nos.: 333-57791; 811-08837

Dear Mr. Williamson:

On behalf of our client, Select Sector SPDR Trust (the “Trust”) and two of its funds, the Financial Services Select Sector SPDR Fund and the Real Estate Select Sector SPDR Fund (the the “New Funds”), we are providing additional information in response to a comment provided telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 4, 2016 (the “Staff Comment”), in connection with the responses we provided on behalf of the Trust to comments (the “Original Comments”) by the Staff on the Trust’s post-effective amendment filed on July 24, 2015 (the “Post-Effective Amendment”).

The Staff Comment related to our response to Comment 18 of the Original Comments and noted that the 95% policy we cited in response was not a fundamental policy as required for an industry concentration policy by Section 8 of the Investment Company Act of 1940, as amended (the “Act”). The Staff Comment also requested that the Trust indicate how it planned to come into compliance with the requirement that it have a fundamental policy regarding industry concentration for the New Funds as well as existing funds in the Trust (the “Existing Funds” and together with the New Funds, the “Funds”).1

In response to the Staff Comment, we understand and acknowledge the Staff’s position regarding the need for the Funds to adopt an industry concentration policy in accordance with Section 8 of the Act. Therefore, the Funds will add disclosure to the investment restrictions in

[1]

The Trust’s Existing Funds are: (i) The Consumer Discretionary Select Sector SPDR Fund, (ii) The Consumer Staples Select Sector SPDR Fund, (iii) The Energy Select Sector SPDR Fund, (iv) the Financial Select Sector SPDR Fund, (v) The Health Care Select Sector SPDR Fund, (vi) The Industrial Select Sector SPDR Fund, (vii) The Materials Select Sector SPDR Fund, (viii) The Technology Select Sector SPDR Fund and (ix) The Utilities Select Sector SPDR Fund.

the Statement of Additional Information stating that each Fund “will be concentrated in an industry or group of industries to the extent that the Fund’s underlying index concentrates in a particular industry or group of industries.”

While Section 13(a)(3) of the Act prohibits a registered investment company from deviating from its concentration policy without a shareholder vote, as counsel to the Trust, we have concluded that a shareholder vote is not required by the Act under these circumstances for two primary reasons. First, the disclosure we have suggested above is implicit in each Fund’s stated investment objective. Second, our suggested disclosure does not change or alter any Fund’s existing fundamental policies, and Section 13(a)(3) of the Act only requires shareholder approval to deviate from an existing fundamental policy. As counsel to the Trust, we have concluded that the proposed disclosure will not cause any deviation from each Fund’s existing fundamental policies.

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 878-8489 or Clifford R. Cone at (212) 878-3180. Thank you.

Very truly yours,

/s/ Leonard B. Mackey, Jr.
Leonard B. Mackey, Jr.
Clifford Chance US LLP

cc:    Select Sector SPDR Trust

Mr. Joshua A. Weinberg, Esq.

Vice President and Managing Counsel

Mr. Andrew J. DeLorme, Esq.

Vice President and Counsel

Securities and Exchange Commission

Mr. Vincent DiStefano, Esq., Branch Chief, Division of Investment Management